UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

64 North Row

London, United Kingdom W1K 7DA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Explanatory Note

On July 17, 2026, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), issued $125,000,000 aggregate principal amount of the Company’s 7.50% Senior Unsecured Convertible Notes, Series B due 2031 (the “Notes”). In connection with the issuance of Notes, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the purchasers of the Notes, which was filed as Exhibit 99.6 of the Company’s Report of Foreign Private Issuer on Form 6-K on July 17, 2026. Capitalized terms used and not defined herein shall have the meaning set forth in the Registration Rights Agreement. This Report of Foreign Private Issuer on Form 6-K (the “6-K”) is addressed to current holders of the Notes (“Holders”).

The Company hereby announces that intends to file a Registration Statement to allow for the resale of Notes and the Ordinary Shares underlying such Notes. On or about August 3, 2026 the Company and/or its counsel will email each Purchaser at the email address set forth in their signature page to the Registration Rights Agreement with a draft of such Registration Statement in accordance with Section 3(a) of the Registration Rights Agreement. If any sections of the Registration Statement contain material non-public information, such sections will be redacted from the draft that gets furnished. If you do not receive any such email, the Company does not know that you are a Holder (or does not have your correct contact information). Please identify yourself via email at the email addresses set forth in Annex B of the Registration Rights Agreement.

In addition, if you have not already done so, the Company hereby requests and hereby notifies you, as a Holder and a then-current Holder, that it requires you to provide a completed Selling Securityholder Questionnaire to the email addresses set forth in Annex B of the Registration Rights Agreement. If you have already done so, but the information contained therein is no longer true and correct (including with respect to the amount of Notes you hold), the Company requests that update the information contained in your Selling Securityholder Questionnaire.

For the avoidance of doubt, this 6-K shall constitute the notice contemplated by Section 3(m) of the Registration Rights Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: July 31, 2026	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

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